



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **November 1, 2001**

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
1-3545	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard	
	Juno Beach, Florida 33408	
	(561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Item 5. Other Events

(a) On November 1, 2001, J. W. and Ernestine M. Thomas, Chester and Marie Jenkins, and Ray Norman and Jack Teague, as Co-Personal Representatives on behalf of the Estate of Robert L. Johns, filed suit against FPL Group, Inc. (FPL Group), Florida Power & Light Company (FPL), FPL FiberNet, LLC (FPL FiberNet), FPL Group Capital Inc and FPL Investments, Inc. in the Circuit Court for Suwanee County, Florida. This action is purportedly on behalf of all property owners in Florida (excluding railroad and public rights of way) whose property is encumbered by easements in favor of defendants, and on whose property defendants have installed or intend to install fiber-optic cable which defendants currently lease, license or convey or intend to lease, license or convey for non-electric transmission or distribution purposes. The lawsuit alleges that FPL's easements do not permit the installation and use of fiber-optic cable for general communication purposes. The plaintiffs have asserted claims for unlawful detainer, unjust enrichment and constructive trust and seek injunctive relief and compensatory damages. On December 13, 2001, all defendants filed a motion to dismiss the complaint for, among other things, the failure to state a valid cause of action.

The defendants believe that they have meritorious defenses to this litigation and are vigorously defending the suit. Accordingly, the liabilities if any, arising from this proceeding are not anticipated to have a material adverse effect on FPL Group's and FPL's financial statements.

(b) On December 17, 2001, FPL Group's board of directors elected Lewis Hay III, as chairman of the board effective January 1, 2002, when FPL Group's current chairman of the board, James L. Broadhead, retires. Mr. Hay also succeeded Mr. Broadhead as chairman of the board and chief executive officer of FPL effective January 1, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date: January 9, 2002


K. MICHAEL DAVIS
K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)
